UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38209

Despegar.com, Corp.
(Translation of registrant’s name into English)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2019 Annual Meeting of Shareholders

Attached hereto as Exhibit 99.1 is a copy of the Chairman’s Letter, Notice of Annual Meeting and Form of Proxy for the 2019 Annual Meeting of Shareholders of Despegar.com, Corp. scheduled to be held on November 8, 2019, which was first distributed to shareholders on or about October 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2019

DESPEGAR.COM, CORP.

By: /s/ Juan Pablo Alvarado
Name: Juan Pablo Alvarado
Title:  General Counsel

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Chairman’s Letter, Notice of Annual Meeting and Form of Proxy of Despegar.Com, Corp. for the 2019 Annual Meeting of Shareholders